                        Exhibit 99.1

Gogoro Releases Fourth Quarter and Full Year 2023 Financial Results

TAIPEI, Taiwan, February 7, 2024 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its fourth quarter and twelve months ended December 31, 2023.

Fourth Quarter and Full Year 2023 Summary

▪Fourth quarter revenue of $91.5 million, down 4.1% year-over-year and down 2.8% on a constant currency basis; Full year revenue of $349.8 million, down 8.6% year-over-year and down 4.6% on a constant currency basis
▪Fourth quarter battery swapping service revenue of $32.5 million, up 3.7% year-over-year and up 6.0% on a constant currency basis; Full year battery swapping service revenue of $131.8 million, up 8.3% year-over-year and up 13.3% on a constant currency basis
▪Fourth quarter gross margin of 11.0%, down from 15.0% in the same quarter last year. Non-IFRS gross margin of 14.2%, down 3.0% year-over-year; Full year gross margin of 14.4%, down from 15.1% last year. Non-IFRS gross margin of 15.8%, down 1.0% year-over-year
▪Fourth quarter net loss of $27.5 million as compared to a net loss of $12.5 million in the same quarter last year; Full year net loss of $76.9 million as compared to a net loss of $98.9 million last year
▪Fourth quarter adjusted EBITDA of $8.2 million, down from $9.2 million in the same quarter last year; Full year adjusted EBITDA of $44.8 million, up $3.6 million from $41.2 million last year.
“In 2023, we continued to focus on accelerating the transition to electric two-wheelers in Asia, with a focus on our home market of Taiwan, where we expanded our retail channels, added third-party Gogoro Quick Service Centers and strengthened our B2B business. As we continue our international expansion, India will be a priority. We have now established our local manufacturing and launched our battery swapping services and first India-made Smartscooter in Delhi,” said Horace Luke, chairman, founder, and CEO of Gogoro. “In 2024, we are introducing new Smartscooters for Taiwan and international markets including a new cutting-edge mass market vehicle and our new high-performance flagship vehicle, the Gogoro Pulse. Last week we also announced a new partnership with Copec Energy in Latin America, where we will be launching in Chile and Colombia in the second quarter of 2024.”

“We have been focusing on long-term customer satisfaction, market leadership, revenue growth, and cost-control. We will continue to make investments where we see opportunities and in 2024 we are focusing on executing our manufacturing, sales, network, and organizational growth in India. With significant new global vehicle introductions and the addition of new international markets, we are expecting healthy growth across a number of key financial indicators in 2024,” said Bruce Aitken, CFO of Gogoro. “In late 2022, we implemented a company-wide cost transformation initiative designed to maximize cost

                        Exhibit 99.1
efficiencies across our entire organization and we saw the benefits of that effort in 2023 in reductions in operating expense and improvements in operating cash flow. In 2024, we will continue to actively manage expenses.”

Fourth Quarter and Full Year 2023 Financial Overview

Operating Revenues
For the fourth quarter, the total revenue was $91.5 million, down 4.1% year-over-year and down 2.8% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $1.3 million.

▪Sales of hardware and other revenues for the quarter were $59.0 million, down 7.9% year-over-year, and down 7.1% year-over-year on a constant currency basis1. Both electric powered two-wheelers ("PTW") and Powered by Gogoro Network ("PBGN") markets were impacted by the continued deep discounts on ICE vehicles offered by Taiwan scooter manufacturers as well as the increased purchases of ICE vehicles as a last call effect given the discontinuation of certain government subsidies for scooter purchases. While we lowered prices (average selling price ("ASP") reduced by 9.3% in fourth quarter of 2023 compared to that in the same quarter of 2022), we refrained from matching the deep discounts provided by ICE OEMs as we believe that it is not in the best interest of our long-term growth strategy. Compared to the same quarter last year, sales of total electric PTW vehicles were down 13.4% while Gogoro's branded vehicles were down 6.5%.

▪Battery swapping service revenue for the fourth quarter was $32.5 million, up 3.7% year-over-year, and up 6.0% year-over-year on a constant currency basis1. Total subscribers at the end of the fourth quarter exceeded 587,000, up 11.6% from 526,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers. We continue to see the strength of our subscription-based business model to accrue more customers to maximize our battery swapping network efficiency.

For the full year, the total revenue was $349.8 million, down 8.6% year-over-year and down 4.6% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with average rate in each of the comparable quarters of last year, revenue would have been up by an additional $15.6 million.

▪Sales of hardware and other revenues for the year were $218.0 million, down 16.5% year-over-year, and down 12.8% year-over-year on a constant currency basis1. Compared to the last year, sales of total electric PTW vehicles were down 9.0% while Gogoro's branded vehicles were down 12.3%. Local ICE vehicle price competition and overall macroeconomic uncertainty hindered the pace of electrification in the Taiwan PTW market in 2023.

▪Battery swapping service revenue for the year was $131.8 million, up 8.3% year-over-year, and up 13.3% year-over-year on a constant currency basis1.

                        Exhibit 99.1
Gross Margin
For the fourth quarter, gross margin was 11.0%, down from 15.0% in the same quarter last year while non-IFRS gross margin1 was 14.2%, down from 17.2% in the same quarter last year. The decrease in gross margin was driven by a reduction in vehicle prices in the fourth quarter, an ASP reduction resulting from a higher percentage of lower-priced vehicles sold, a higher production cost per vehicle due to lower sales volume, decreased revenues associated with retail discounts and some minor impacts related to our discounting charges for customers adversely impacted by a voluntary and minor vehicle recall and battery upgrade. This unfavorable change was partially offset by the improved cost efficiencies of Gogoro's battery swapping services and improvements in other operational efficiencies.

For the full year 2023, gross margin was 14.4%, down from 15.1% last year whereas non-IFRS gross margin was 15.8%, down from 16.8% last year.

Net Loss
For the fourth quarter, net loss was $27.5 million, representing an increase of $15.0 million from a net loss $12.5 million in the same quarter last year. The increase in net loss was primarily due to an unfavorable change of $16.5 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants compared to last year as a result of the decrease of Gogoro stock price and the decrease of $4.2 million in gross profit which are partially offset by the decrease of $7.0 million in operating expenses.

For the full year 2023, net loss was $76.9 million, representing a decrease of $22.0 million from a net loss $98.9 million last year. The decrease in net loss was primarily due to an $218.4 million decrease in operating expenses which was offset by an unfavorable change of $189.8 million in the fair value of financial liabilities and a $7.3 million decrease in gross profit.

Adjusted EBITDA
For the fourth quarter, adjusted EBITDA1 was $8.2 million, representing a decrease of $1.0 million from $9.2 million in the same quarter last year. The decrease was primarily due to a $1.3 million loss on investment under equity method compared to the same quarter last year. The decrease was partially offset by a decrease in operating expenses from various cost-saving initiatives this quarter.

For the full year 2023, adjusted EBITDA1 was $44.8 million, representing an increase of $3.6 million from $41.2 million last year. The increase was primarily due to a $9.6 million decrease in operating expenses (excluding share-based compensation, depreciation and amortization, acquisition-related expenses and exit activities) as a result of various cost-saving initiatives. The increase was partially offset by a $5.8 million decrease in gross profit (excluding share-based compensation, depreciation and amortization, battery upgrade initiatives and exit activities) due to lower revenue.

1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
Liquidity

We generated $59.8 million of operating cash inflow in 2023 compared to 2022 where we used $64.8 million of cash in operations. With a $173.9 million cash balance at the end of 2023 and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

2024 Guidance

For the full year 2024. we expect to generate revenue of $385 million to $420 million. We estimate that approximately 90% of such full-year revenue will be generated from the Taiwan market and 10% from international markets.

Conference Call Information

Gogoro's management team will hold an earnings Webcast on February 7th, 2024, at 7:00 a.m. Eastern Time to discuss the Company's fourth quarter and full year 2023 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles” and MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not

                        Exhibit 99.1
limited to, statements in the section entitled, "2024 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, and statements by Gogoro's founder, chairman, and chief executive officer and Gogoro's chief financial officer, such as projections of market opportunity and market share, the strategic cooperation and investments in India and the Philippines, the capability of Gogoro’s technology, and Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, pricing strategies, cost control measures and expectation regarding the expansion of product portfolio.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, China market, India market, and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2022, which was filed on March 31, 2023 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements are unaudited, and reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements will be included in the Company's Annual Report on Form 20-F for the year ended December 31, 2023. Accordingly,

                        Exhibit 99.1
these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2023, which provides a more complete discussion of the Company’s accounting policies and certain other information.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit, gross margin excluding share-based compensation, and exit activities.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expenses and one-time non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, and one-time non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for

                        Exhibit 99.1
the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition-related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

Listing Expense. In connection with the merger with Poema, the excess fair value of shares issued by Gogoro in exchange for the net assets of Poema was recorded as listing expense in operating expense. The listing expense for the merger is not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and is significantly impacted by the timing and magnitude of the merger.

Exit Activities. We have incurred charges including the exit of certain product lines as well as other non-recurring activities. These charges are not representative of ongoing costs to the business and are not expected to recur. As a result, these charges are being excluded to provide investors with a more comparable measure of costs associated with ongoing operations.

Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the derecognition expense on components removed from the battery pack which are not expected to generate any future benefits from its disposal. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense is recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude these derecognition expenses for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Impairment charges. Non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is currently underutilized. While the process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment is subjective and requires judgment, we also believe that these machinery and equipment will be redeployed and/or used in Gogoro's operations in the future. We exclude impairment charges for purposes of calculating certain non-IFRS measures because the charges do not reflect our core operating performance. These adjustments facilitate a useful evaluation of our core operating performance and comparisons to past operating results and provide investors with additional means to evaluate expense trends.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout shares, earn-in shares and warrants associated with the merger of Poema, listing expense and one-time non-recurring costs associated with the merger. The Company uses these non-IFRS financial measures internally in analyzing its financial

                        Exhibit 99.1
results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	ir@gogoro.com
+1 (206) 778-7245
jason.gordon@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)2
(in thousands of U.S. dollars)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$173,885	$236,100
Trade receivables	17,135	16,143
Inventories[2]	53,109	114,701
Other assets, current	22,009	30,961
Total current assets	266,138	397,905

Property, plant and equipment[2]	500,869	442,969
Equity investment	17,285	—
Right-of-use assets	30,412	21,089
Other assets, non-current	18,689	11,460
Total assets	$833,393	$873,423

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$75,590	$87,982
Financial liabilities at fair value	30,832	46,949
Notes and trade payables	38,117	38,879
Contract liabilities	11,606	12,965
Lease liabilities, current	11,296	10,073
Provisions, current	4,174	4,812
Other liabilities, current	42,439	46,506
Total current liabilities	214,054	248,166

Borrowings, non-current	334,581	293,192
Provisions, non-current	2,332	3,238
Lease liabilities, non-current	18,842	11,400
Other liabilities, non-current	15,734	18,453
Total liabilities	585,543	574,449

Total equity	247,850	298,974
Total liabilities and equity	$833,393	$873,423

	December 31,	December 31,
	2023	2022
Inventories:
Raw materials	$33,136	$76,740
Semi-finished goods	3,559	4,443
Merchandise	16,414	33,518
Total inventories	$53,109	$114,701
2 At December 31, 2023, the company classified $37.4 million of undeployed battery packs and related battery cells in property, plan and equipment based on the company's deployment plan for the next 12 months.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
Operating revenues	$91,530	$95,466	$349,846	$382,826
Cost of revenues	81,429	81,136	299,401	325,113
Gross profit	10,101	14,330	50,445	57,713
Operating expenses:
Sales and marketing	14,867	14,815	50,976	60,273
General and administrative	9,027	14,678	44,440	70,972
Research and development	9,624	12,369	40,867	45,993
Impairment charges	1,387	—	1,387	—
Listing expense	—	—	—	178,804
Total operating expenses	34,905	41,862	137,670	356,042
Loss from operations	(24,804)	(27,532)	(87,225)	(298,329)
Non-operating income and expenses:
Interest expense, net	(2,385)	(2,789)	(8,979)	(9,729)
Other (expense) income, net	1,049	1,413	4,896	3,214
Change in fair value of financial liabilities	(115)	16,378	16,117	205,938
Loss on investment under equity method	(1,281)	—	(1,677)	—
Total non-operating income	(2,732)	15,002	10,357	199,423
Loss before provision for income taxes	(27,536)	(12,530)	(76,868)	(98,906)
Provision for income taxes	—	(2)	—	(2)
Net loss	(27,536)	(12,532)	(76,868)	(98,908)
Other comprehensive loss:
Exchange differences on translation	10,593	7,632	(698)	(16,180)
Total comprehensive loss	$(16,943)	$(4,900)	$(77,566)	$(115,088)

Basic and diluted net loss per share	$(0.12)	$(0.05)	$(0.33)	$(0.45)
Shares used in computing basic and diluted net loss per share	235,908	231,948	234,803	222,000

	Three Months Ended December 31,		Twelve Months Ended December 31,
Operating revenues:	2023	2022	2023	2022
Sales of hardware and others	$58,950	$64,035	$218,061	$261,166
Battery swapping service	32,580	31,431	131,785	121,660
Operating revenues	$91,530	$95,466	$349,846	$382,826

	Three Months Ended December 31,		Twelve Months Ended December 31,
Share-based compensation:	2023	2022	2023	2022
Cost of revenues	$331	$1,228	$2,397	$4,149
Sales and marketing	624	1,456	3,730	5,698
General and administrative	1,807	5,014	12,320	15,549
Research and development	1,399	3,475	8,039	12,511
Total	$4,161	$11,173	$26,486	$37,907

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Twelve Months Ended December 31,
	2023	2022
Cash flows from operating activities
Net loss	$(76,868)	$(98,908)
Adjustments for:
Depreciation and amortization	98,377	94,807
Impairment charges	1,387	—
Expected credit loss	491	523
Loss on investment under equity method	1,677	—
Change in fair value of financial liabilities	(16,117)	(205,938)
Interest expense, net	8,979	9,729
Share-based compensation	26,486	37,907
Loss on disposal of property and equipment, net	2,136	973
Write-down of inventories	2,460	3,045
Recognition of listing expense	—	178,804
Changes in operating assets and liabilities:
Trade receivables	(1,483)	(41)
Inventories	21,709	(44,609)
Other current assets	10,209	(5,128)
Notes and trade payables	(762)	(14,379)
Contract liabilities	(1,359)	(5,788)
Other liabilities	(6,256)	1,379
Provisions for product warranty	(2,575)	(7,580)
Income tax expense	—	2
Cash provided by (used in) operations	68,491	(55,202)
Interest expense paid, net	(8,736)	(9,588)
Net cash provided by (used in) operating activities	59,755	(64,790)
Cash flows from investing activities
Payments for property, plant and equipment, net	(116,759)	(122,684)
Increase in refundable deposits	(462)	(147)
Payments for purchase of equity investment	(18,900)	—
Payments of intangible assets, net	(466)	(590)
(Increase) decrease in other financial assets	(531)	22,319
Net cash used in investing activities	(137,118)	(101,102)
Cash flows from financing activities
Proceeds from borrowings	155,069	173,372
Repayments of borrowings	(127,221)	(193,241)
Proceed from issuance of shares	—	326,965
Repayments of financial liabilities at fair value	—	(108,149)
Guarantee deposits (refund) received	(62)	335
Repayment of the principal portion of lease liabilities	(12,635)	(12,886)
Net cash provided by financing activities	15,151	186,396
Effect of exchange rate changes on cash and cash equivalents	(3)	(1,833)
Net (decrease) increase in cash and cash equivalents	(62,215)	18,671
Cash and cash equivalents at the beginning of the period	236,100	217,429
Cash and cash equivalents at the end of the period	$173,885	$236,100

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2022	$24	$643,470	$(349,940)	$5,420	$298,974
Net loss for the twelve months ended December 31, 2023	—	—	(76,868)	—	(76,868)
Other comprehensive loss for the twelve months ended December 31, 2023	—	—	—	(698)	(698)
Issuance of ordinary shares	—	118	—	—	118
Shared-based compensation	—	26,324	—	—	26,324
Balance as of December 31, 2023	$24	$669,912	$(426,808)	$4,722	$247,850

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended December 31,
	2023			2022	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$58,950	$520	$59,470	$64,035	(7.9)%	(7.1)%
Battery swapping service	32,580	735	33,315	31,431	3.7%	6.0%
Total	$91,530	$1,255	$92,785	$95,466	(4.1)%	(2.8)%

	Twelve Months Ended December 31,
	2023			2022	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$218,061	$9,562	$227,623	$261,166	(16.5)%	(12.8)%
Battery swapping service	131,785	5,995	137,780	121,660	8.3%	13.3%
Total	$349,846	$15,557	$365,403	$382,826	(8.6)%	(4.6)%

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2023		2022		2023		2022
Gross profit and gross margin	$10,101	11.0%	$14,330	15.0%	$50,445	14.4%	$57,713	15.1%
Share-based compensation	331		1,377		2,397		4,298
Exit activities	—		682		—		2,343
Battery upgrade initiatives	2,586		—		2,586		—
Non-IFRS gross profit and gross margin	$13,018	14.2%	$16,389	17.2%	$55,428	15.8%	$64,354	16.8%

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2023		2022		2023		2022
Net loss	$(27,536)		$(12,532)		$(76,868)		$(98,908)
Share-based compensation	4,161		11,173		26,486		37,907
Change in fair value of financial liabilities	115		(16,378)		(16,117)		(205,938)
Acquisition-related expenses	—		—		—		20,855
Listing expense	—		—		—		178,804
Exit activities	—		2,275		—		3,936
Battery upgrade initiatives	2,586		—		2,586		—
Impairment charges	1,387		—		1,387		—
Non-IFRS net loss	$(19,287)		$(15,462)		$(62,526)		$(63,344)

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2023		2022		2023		2022
Net loss	$(27,536)		$(12,532)		$(76,868)		$(98,908)
Interest expense, net	2,385		2,789		8,979		9,729
Provision for income taxes	—		2		—		2
Depreciation and amortization	25,084		21,831		98,377		94,807
EBITDA	(67)		12,090		30,488		5,630
Share-based compensation	4,161		11,173		26,486		37,907
Change in fair value of financial liabilities	115		(16,378)		(16,117)		(205,938)
Acquisition-related expenses	—		—		—		20,855
Listing expense	—		—		—		178,804
Exit activities	—		2,275		—		3,936
Battery upgrade initiatives	2,586		—		2,586		—
Impairment charges	1,387		—		1,387		—
Adjusted EBITDA	$8,182		$9,160		$44,830		$41,194